Exhibit 99.77C

SUB-ITEM 77C:  Submission of matters to a vote of security holders

On May 6, 2015, a special meeting of the shareholders of the Fund was held for the purpose of considering the approval of a non-taxable reorganization of the Fund into a newly created series of another investment company, the World Funds Trust. The reorganization was approved by the shareholders of the Fund and the closing of the reorganization took place on May 8, 2015 based on the following results:

Total Outstanding Shares:	10,339,024

Total Shares Voted:	5,516,681

Voted For:	5,456,843

Voted Against:	1,264

Abstained:	58,574